EXHIBIT 12.1

COURTYARD BY MARRIOTT II LIMITED PARTNERSHIP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	2002	2001	2000	1999	1998
Income from continuing operations	$3.0	$15.3	$21.0	$17.8	$17.0
Add:
Fixed charges	44.1	45.8	47.4	48.3	49.2

Adjusted earnings	$47.1	$61.1	$68.4	$66.1	$66.1

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$39.9	$41.3	$42.5	$43.6	$44.7
Portion of rent representative of the interest factor	4.2	4.5	4.9	4.7	4.5

Total fixed charges	$44.1	$45.8	$47.4	$48.3	$49.2

Ratio of earnings to fixed charges	1.07	1.33	1.44	1.37	1.35